Exhibit 99.1

NOTICE TO THE MARKET

JBS USA ANNOUNCES PRICING OF SENIOR NOTES DUE IN 2035 AND 2055

IN THE AMOUNT OF U.S.$ 1.75 BILLION

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS”) in accordance with the terms of the Brazilian Securities and Exchange Commission Resolution No. 44/21, as amended, communicates to its shareholders and the market, that its subsidiaries, JBS USA Holding Lux S.a.r.l, JBS USA Food Company and JBS USA Foods Group Holdings, Inc. (together, the “Issuers”), priced today its senior notes to be offered in the international market, as follows: (i) U.S.$ 1,000,000,000.00 with a yield of 5.974% per annum and coupon of 5.950% per annum, with maturity in 2035 (the “2035 Notes”); and (ii) U.S.$ 750,000,000.00 with a yield of 6.485% per annum, and coupon of 6.375% per annum, with maturity in 2055 (the “2055 Notes”); together, the “Notes”).

The offering of the Notes of each series is expected to close on January 21, 2025, subject to customary closing conditions. Holders of the Notes will benefit from the registration rights set forth in the registration rights agreement entered into by the issuers pursuant to which JBS USA agreed to use its commercially reasonable efforts to (i) file an exchange offer registration statement with the U.S. Securities and Exchange Commission, and (ii) consummate such exchange offer within 365 days of entering into the registration rights agreement.

The net proceeds from the offering of the Notes will be used for repayment of certain shorter maturity debt and for general corporate purposes.

São Paulo, January 6, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer